UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No.  )1

Star Bulk Carriers Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y8162K105
(CUSIP Number)

November 30, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. Y8162K105

1	NAME OF REPORTING PERSON RCG Carpathia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,727,070 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 1,727,070 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,727,070 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. Y8162K105

1	NAME OF REPORTING PERSON RCG Crimson, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 150,000 shares (1)
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 150,000 shares (1)
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,000 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12	TYPE OF REPORTING PERSON PN

(1)  Includes 110,000 shares of Common Stock currently issuable upon the exercise of certain warrants.

CUSIP NO. Y8162K105

1	NAME OF REPORTING PERSON RCG Baldwin, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,004,865 shares (1)
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 1,004,865 shares (1)
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,004,865 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3%
12	TYPE OF REPORTING PERSON PN

(1) Includes 425,000 shares of Common Stock currently issuable upon the exercise of certain warrants.

CUSIP NO. Y8162K105

1	NAME OF REPORTING PERSON Ramius Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,004,865 shares (1)
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 1,004,865 shares (1)
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,004,865 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3%
12	TYPE OF REPORTING PERSON OO

(1) Includes 425,000 shares of Common Stock currently issuable upon the exercise of certain warrants.

CUSIP NO. Y8162K105

1	NAME OF REPORTING PERSON Ramius Securities, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,167,565(1) shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 2,167,565(1) shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,167,565(1) shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%
12	TYPE OF REPORTING PERSON BD

(1) Includes 1,661,770 shares of Common Stock currently issuable upon the exercise of certain warrants.

CUSIP NO. Y8162K105

1	NAME OF REPORTING PERSON Ramius Capital Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,049,500(1) shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 5,049,500(1) shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,049,500(1) shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.1%
12	TYPE OF REPORTING PERSON IA, OO

(1) Includes 2,196,700 shares of Common Stock currently issuable upon the exercise of certain warrants.

CUSIP NO. Y8162K105

1	NAME OF REPORTING PERSON C4S & Co., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,049,500(1) shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 5,049,500(1) shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,049,500(1) shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.1%
12	TYPE OF REPORTING PERSON OO

(1) Includes 2,196,700 shares of Common Stock currently issuable upon the exercise of certain warrants.

CUSIP NO. Y8162K105

1	NAME OF REPORTING PERSON Peter A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 63,480 shares (1)
	6	SHARED VOTING POWER 5,049,500 shares (2)
	7	SOLE DISPOSITIVE POWER 63,480 shares (1)
	8	SHARED DISPOSITIVE POWER 5,049,500 shares (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,112,980 shares (3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.1%
12	TYPE OF REPORTING PERSON IN

(1) Includes 30,700 shares of Common Stock currently issuable upon the exercise of certain warrants.

(2) Includes 2,196,700 shares of Common Stock currently issuable upon the exercise of certain warrants.

(3) Includes 2,227,400 shares of Common Stock currently issuable upon the exercise of certain warrants.

CUSIP NO. Y8162K105

1	NAME OF REPORTING PERSON Morgan B. Stark
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 5,049,500(1) shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 5,049,500(1) shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,049,500(1) shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.1%
12	TYPE OF REPORTING PERSON IN

(1) Includes 2,196,700 shares of Common Stock currently issuable upon the exercise of certain warrants.

CUSIP NO. Y8162K105

1	NAME OF REPORTING PERSON Thomas W. Strauss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 5,049,500(1) shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 5,049,500(1) shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,049,500(1) shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.1%
12	TYPE OF REPORTING PERSON IN

(1) Includes 2,196,700 shares of Common Stock currently issuable upon the exercise of certain warrants.

CUSIP NO. Y8162K105

1	NAME OF REPORTING PERSON Jeffrey M. Solomon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,000 shares(1)
	6	SHARED VOTING POWER 5,049,500 shares (2)
	7	SOLE DISPOSITIVE POWER 6,000 shares (1)
	8	SHARED DISPOSITIVE POWER 5,049,500 shares (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,055,500 shares (3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.1%
12	TYPE OF REPORTING PERSON IN

(1) Includes 6,000 shares of Common Stock currently issuable upon the exercise of certain warrants.

(2) Includes 2,196,700 shares of Common Stock currently issuable upon the exercise of certain warrants.

(3) Includes 2,202,700 shares of Common Stock currently issuable upon the exercise of certain warrants.

CUSIP NO. Y8162K105

Item 1(a).	Name of Issuer:

Star Bulk Carriers Corp., a Marshall Islands corporation (the “Company”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

Aethrion Center, Suite B-34
40 Ag. Konstantinou
Maroussi 15124
Athens, Greece

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Ramius Capital Group, L.L.C. (“Ramius Capital”)
666 Third Avenue, 26th Floor
New York, New York 10017
Citizenship: Delaware

RCG Carpathia Master Fund, Ltd. (“Carpathia”)
c/o Ramius Capital Group, L.L.C.
666 Third Avenue, 26th Floor
New York, New York 10017
Citizenship: Cayman Islands

RCG Crimson, LP (“Crimson”)
c/o Ramius Capital Group, L.L.C.
666 Third Avenue, 26th Floor
New York, New York 10017
Citizenship: Delaware

RCG Baldwin, L.P. (“Baldwin”)
c/o Ramius Capital Group, L.L.C
666 Third Avenue, 26th Floor
New York, New York 10017
Citizenship: Delaware

Ramius Advisors, LLC (“Ramius Advisors”)
c/o Ramius Capital Group, L.L.C
666 Third Avenue, 26th Floor
New York, New York 10017
Citizenship: Delaware

CUSIP NO. Y8162K105

Ramius Securities, L.L.C. (“Ramius Securities”)
c/o Ramius Capital Group, L.L.C.
666 Third Avenue, 26th Floor
New York, New York 10017
Citizenship: Delaware

C4S & Co., L.L.C. (“C4S”)
c/o Ramius Capital Group, L.L.C.
666 Third Avenue, 26th Floor
New York, New York 10017
Citizenship: Delaware

Peter A. Cohen (“Mr. Cohen”)
c/o Ramius Capital Group, L.L.C.
666 Third Avenue, 26th Floor
New York, New York 10017
Citizenship: United States

Morgan B. Stark (“Mr. Stark”)
c/o Ramius Capital Group, L.L.C.
666 Third Avenue, 26th Floor
New York, New York 10017
Citizenship: United States

Thomas W. Strauss (“Mr. Strauss”)
c/o Ramius Capital Group, L.L.C.
666 Third Avenue, 26th Floor
New York, New York 10017
Citizenship: United States

Jeffrey M. Solomon (“Mr. Solomon”)
c/o Ramius Capital Group, L.L.C.
666 Third Avenue, 26th Floor
New York, New York 10017
Citizenship: United States

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

Y8162K105

CUSIP NO. Y8162K105

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/ X/	Not Applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the date hereof, (i) Carpathia beneficially owns 1,727,070 shares of Common Stock, (ii) Crimson beneficially owns 40,000 shares of Common Stock and 110,000 shares of Common Stock currently issuable upon the exercise of certain warrants, (iii) Baldwin beneficially owns 579,865 shares of Common Stock and 425,000 shares of Common Stock currently issuable upon the exercise of certain warrants and (iv) Ramius Securities beneficially owns 505,865 shares of Common Stock and 1,661,700 shares of Common Stock currently issuable upon the exercise of certain warrants.

Ramius Advisors, as the general partner of Baldwin with voting control and investment discretion over securities held by Baldwin, may be deemed to beneficially own the 579,865 shares of Common Stock and the 425,000 shares of Common Stock currently issuable upon the exercise of certain warrants owned by Baldwin.  Ramius Advisors disclaims beneficial ownership of the securities held by Baldwin.

Ramius Capital as the investment advisor of Carpathia, the general partner of Crimson and the sole member of each of Ramius Securities and Ramius Advisors with the power to direct some of the affairs of each of Carpathia, Crimson, Ramius Securities and Ramius Advisors, including decisions respecting the disposition of the proceeds from the sale of shares of the Common Stock, may be deemed to beneficially own the 2,852,800 shares of Common Stock owned in the aggregate by Carpathia, Crimson, Baldwin and Ramius Securities and may be deemed to beneficially own the 2,196,700 shares of Common Stock currently issuable upon the exercise of certain warrants owned in the aggregate by Crimson, Baldwin and Ramius Securities.

CUSIP NO. Y8162K105

C4S, as the managing member of Ramius Capital, may be deemed to beneficially own the 2,852,800 shares of Common Stock owned in the aggregate by Carpathia, Crimson, Baldwin and Ramius Securities and the 2,196,700 shares of Common Stock currently issuable upon the exercise of certain warrants owned in the aggregate by Crimson, Baldwin and Ramius Securities.

Messrs. Cohen, Stark, Strauss and Solomon, as the sole managing members of C4S, may be deemed to beneficially own the 2,852,800 shares of Common Stock owned in the aggregate by Carpathia, Crimson, Baldwin and Ramius Securities and the 2,196,700 shares of Common Stock currently issuable upon the exercise of certain warrants owned in the aggregate by Crimson, Baldwin and Ramius Securities.

Mr. Cohen may be deemed to beneficially own an additional 32,780 shares of Common Stock, 12,500 shares of which are owned by him individually and 20,280 shares of which are held in managed accounts over which he has voting and/or dispositive power.  Mr. Cohen may be deemed to beneficially own an additional 30,700 shares of Common Stock currently issuable upon the exercise of certain warrants, 10,000 of which are owned by him individually and 20,700 of which are held in managed accounts over which he has voting and/or dispositive power.

Mr. Solomon may be deemed to beneficially own an additional 6,000 shares of Common Stock currently issuable upon the exercise of certain warrants, 1,000 of which are owned by him individually and 5,000 of which are held in managed accounts over which he has voting and/or dispositive power.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person.  Each of Ramius Capital, C4S, Messrs. Cohen, Stark, Strauss and Solomon disclaims beneficial ownership of the Common Stock owned by Carpathia, Crimson, Baldwin and Ramius Securities and the filing of this statement shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(b)	Percent of class:

11.1%

Based on 43,171,530 shares outstanding as of October 30, 2007, as reported in the Issuer’s Registration of Securities on Form F-4/A filed with the Securities and Exchange Commission on October 30, 2007.  As of the date hereof, (i) Carpathia may be deemed to beneficially own 4.0% of the outstanding shares of Common Stock, (ii) Crimson may be deemed to beneficially own less than 1% of the outstanding shares of Common Stock, (iii) Baldwin may be deemed to beneficially own 2.3% of the outstanding shares of Common Stock, (iv) Ramius Securities may be deemed to beneficially own 4.8% of the outstanding shares of Common Stock, (iv) Ramius Advisors may be deemed to beneficially own 2.3% of the outstanding shares of Common Stock, (v) Mr. Cohen may be deemed to beneficially own 11.3% of the outstanding shares of Common Stock and (vi) each of Ramius Capital, C4S, and Messrs. Stark, Strauss and Solomon may be deemed to beneficially own 11.1% of the outstanding shares of Common Stock.

CUSIP NO. Y8162K105

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote
See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

CUSIP NO. Y8162K105

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit 99.1: Joint Filing Agreement, dated as of December 10, 2007, by and among Carpathia, Crimson, Baldwin, Ramius Securities, Ramius Advisors, Ramius Capital, C4S and Messrs. Cohen, Stark, Strauss and Solomon.

Exhibit 99.2: Power of Attorney for Messrs. Cohen, Stark, Strauss and Solomon dated August 16, 2007.

CUSIP NO. Y8162K105

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2007

RCG CARPATHIA MASTER FUND, LTD.			RAMIUS SECURITIES, L.L.C.

By:	Ramius Capital Group, L.L.C.,		By:	Ramius Capital Group, L.L.C.,
	its investment advisor			its sole member
By:	C4S & Co., L.L.C.,		By:	C4S & Co., L.L.C.,
	as managing member			as managing member

RCG BALDWIN, L.P.			RCG CRIMSON, LP

By:	Ramius Advisors, LLC,		By:	Ramius Capital Group, L.L.C.,
	its investment advisor			its managing member
By:	Ramius Capital Group, L.L.C.,		By:	C4S & Co., L.L.C.,
	its managing member			as managing member
By:	C4S & Co., L.L.C.,
as managing member

RAMIUS SECURITIES, L.L.C.			C4S & CO., L.L.C.

By:	Ramius Capital Group, L.L.C.,
its sole member
By:	C4S & Co., L.L.C.,
as managing member

RAMIUS CAPITAL GROUP, L.L.C.

By:	C4S & Co., L.L.C.,
as managing member

		By:	/s/ Jeffrey M. Solomon
Name: Jeffrey M. Solomon
Title: Authorized Signatory

JEFFREY M. SOLOMON

/s/ Jeffrey M. Solomon
Individually and as attorney-in-
fact for Peter A. Cohen, Morgan B.
Stark and Thomas W. Strauss